UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PARTICLE DRILLING TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

70212G 10 1

(CUSIP Number)

J. Chris Boswell

808 Travis Street, Suite 850

Houston, Texas 77002

(713) 223-3031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70212G 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Particle Drilling Partners, L.L.C. (formerly known as ProDril Partners L.L.C.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,109,140 shares of common stock

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 2,109,140 shares of common stock

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,140 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Prentis B. Tomlinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,709,915 shares of common stock

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 3,709,915 shares of common stock

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,709,915 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Schiller, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000 shares of common stock

	8.	Shared Voting Power 1,250,000 shares of common stock

	9.	Sole Dispositive Power 500,000 shares of common stock

	10.	Shared Dispositive Power 1,250,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Chris Boswell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 480,000 shares of common stock

	8.	Shared Voting Power 859,140 shares of common stock

	9.	Sole Dispositive Power 480,000 shares of common stock

	10.	Shared Dispositive Power 859,140 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,140 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas E. Hardisty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,162,000 shares of common stock

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 1,162,000 shares of common stock

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 on Schedule 13D/A is being filed by Particle Drilling Partners, L.L.C. (formerly known as ProDril Partners L.L.C.), a Texas limited liability company (“PDP”), Prentis B. Tomlinson (“Tomlinson”), John D. Schiller (“Schiller”), J. Chris Boswell (“Boswell”), and Thomas E. Hardisty (“Hardisty”), to amend the Schedule 13D originally filed on January 24, 2005 (the “Original Schedule 13D”), by PDP, Tomlinson, Schiller, Boswell and Hardisty (collectively, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer
No change to this Item other than the name of the Issuer which changed from “MedXLink Corp.” to “Particle Drilling Technologies, Inc.” effective as of January 25, 2005.
Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting the last sentence of the first paragraph and the last four sentences of the second paragraph in Item 2 of the Original Schedule 13D and adding the following at the end of such item:

On February 4, 2005, Tomlinson, Schiller and Boswell, as the members of PDP, entered into an amendment to the Regulations of PDP to provide for the withdrawal of Tomlinson as a member of PDP and the distribution to Tomlinson of 5,630,860 shares of Common Stock previously owned by PDP, which represented Tomlinson’s interest in PDP.  As a result of Tomlinson’s withdrawal as a member of PDP, Boswell and Schiller became the only two members of PDP and adjustments were made to their respective capital accounts in PDP.  As a result, Boswell currently has a 40.734% interest in PDP and Schiller currently has a 59.266% interest in PDP, and Schiller became the managing member of PDP.

The principal business of PDP is to hold shares of Common Stock on behalf of Boswell and Schiller in accordance with the Regulations of PDP, as amended.  PDP is not affiliated with PSI Distribution Incorporated (formerly known as ProDril Services, Incorporated) or ProDril Services International, Ltd.  Schiller, as the managing member of PDP, is authorized under the Regulations of PDP to vote and dispose of the shares of Common Stock owned by PDP.  Boswell and Schiller, however, have a general understanding that voting and dispositive control over the shares of Common Stock owned by PDP will be exercised according to Boswell’s and Schiller’s ownership interests in PDP.

The business address of each of PDP, Boswell, Schiller and Hardisty is 808 Travis Street, Suite 850, Houston, Texas 77002, which is also the address of the Issuer.  The business address of Tomlinson is P.O. Box 1954, Middleburg, Virginia 20118.

Item 3.	Source and Amount of Funds or Other Consideration
No change to this Item.
Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (j): The information set forth above under “Item 3.  Source and Amount of Funds or Other Consideration” is incorporated by reference herein.

Pursuant to the Merger Agreement, each of the officers of PDTI prior to the consummation of the Merger, including Schiller, Boswell and Hardisty, became the officers of the Issuer, and most of the directors of PDTI prior to the consummation of the Merger, including Schiller, Boswell and Hardisty, became directors of the Issuer, subject to compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended.  Therefore, effective as of January 14, 2005, Dean Becker, the sole director of the Issuer prior to the Merger, increased the size of the Issuer’s Board of Directors and appointed Boswell as a director of the Issuer.  Mr. Becker resigned from the Board of Directors effective as of January 25, 2005, and, effective as of January 30, 2005, Boswell appointed five new directors to the Board of Directors of the Issuer, consisting of Schiller, Hardisty, Kenneth R. LeSuer, Michael S. Mathews and Hugh A. Menown.

The Issuer will also be seeking additional board members to fill vacancies for any positions on the Board of Directors subsequently created.  In their capacities as directors and executive officers, Schiller, Boswell and Hardisty will likely have input on these director and board activities.

As a result of the Merger and the retention of the new management team (including Schiller, Boswell and Hardisty), the Issuer intends to focus its efforts at least in the near term on the development and commercialization of its patented Particle Impact Drilling System.

Effective as of February 4, 2005, Tomlinson withdrew as a member of PDP and was distributed 5,630,860 shares of Common Stock previously owned beneficially by Tomlinson and of record by PDP.  As a result of Tomlinson’s withdrawal from PDP, an adjustment was made to the capital accounts of Schiller and Boswell such that Boswell’s sharing ratio is currently 40.734% and Schiller’s sharing ratio is currently 59.266%.  Therefore, Boswell beneficially owns 859,140 shares of Common Stock owned of record by PDP and Schiller beneficially owns 1,250,000 shares of Common Stock owned of record by PDP.

Tomlinson entered into a Stock Purchase Agreement with the Issuer dated February 8, 2005, pursuant to which the Issuer purchased from Tomlinson in a privately negotiated transaction that was effective as of February 9, 2005, 3,000,000 shares of Common Stock at a price of $0.50 per share.  The terms of this purchase are set forth in the Stock Purchase Agreement between Tomlinson and the Issuer dated February 8, 2005 which is incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 10, 2005.  The shares of Common Stock that were purchased by the Issuer pursuant to the Stock Purchase Agreement were transferred into treasury of the Issuer.

The Reporting Persons currently intend to continuously review their equity interest in the Issuer.  Depending on each Reporting Person’s individual evaluation of the Issuer’s business and prospects, and upon future developments, any of the Reporting Persons may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer.  Any such additional purchases of securities of the Issuer may be in the open market, by privately negotiated transactions, pursuant to awards under the Issuer’s equity incentive plans or otherwise.  Notwithstanding the foregoing, Tomlinson is subject to a standstill agreement with the Issuer which has the effect of restricting his ability to enter into certain business combinations with the Issuer or to exercise control over the Issuer without the approval of the Board of Directors of the Issuer until the earlier of (1) December 31, 2007 or (2) such time as Tomlinson and his affiliates own less than 5% of the voting securities of the Issuer.

Except as noted in this Item 4 or in Item 6 in this Schedule, none of the Reporting Persons has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           PDP’s beneficial ownership of the Common Stock consists of 2,109,140 shares of Common Stock owned directly by PDP, representing 10.1% of the Issuer’s outstanding Common Stock.

Tomlinson’s beneficial ownership of the Common Stock consists of (1) 3,109,915 shares of Common Stock owned directly by Tomlinson, and (2) 600,000 shares of Common Stock that Tomlinson may acquire upon exercise of options that are currently exercisable.  Tomlinson’s beneficial ownership of the Common Stock represents 17.3% of the Issuer’s outstanding Common Stock.

Schiller’s beneficial ownership of the Common Stock consists of (1) 1,250,000 shares of Common Stock by virtue of Schiller’s interest in PDP, and (2) 500,000 shares of Common Stock that Schiller may acquire upon exercise of options that are currently exercisable.  Schiller’s beneficial ownership of the Common Stock represents 8.2% of the Issuer’s outstanding Common Stock.

Boswell’s beneficial ownership of the Common Stock consists of (1) 859,140 shares of Common Stock by virtue of Boswell’s interest in PDP, (2) 200,000 shares of Common Stock owned directly by Boswell, and (3) 280,000 shares of Common Stock that Boswell may acquire upon exercise of options that are currently exercisable.  Boswell’s beneficial ownership of the Common Stock represents 6.3% of the Issuer’s outstanding Common Stock.

Hardisty’s beneficial ownership of the Common Stock consists of (1) 862,000 shares of Common Stock owned directly by Hardisty, and (2) 300,000 shares of Common Stock that Hardisty may acquire upon exercise of options that are currently exercisable.  Hardisty’s beneficial ownership of the Common Stock represents 5.5% of the Issuer’s outstanding Common Stock.

(b)           PDP has sole voting and dispositive power over all 2,109,140 shares of Common Stock beneficially owned by PDP.

Tomlinson has sole voting and dispositive power over the 3,709,915 shares of Common Stock he beneficially owns.

Boswell shares voting and dispositive power with Schiller over the 859,140 shares of Common Stock he beneficially owns through his interest in PDP.  Boswell has sole voting and dispositive power over the remaining 480,000 shares of Common Stock he beneficially owns.

Schiller shares voting and dispositive power with Boswell over the 1,250,000 shares of Common Stock that he beneficially owns through his interest in PDP.  Schiller has sole voting and dispositive power over the remaining 500,000 shares of Common Stock he beneficially owns.

Hardisty has sole voting and dispositive power over the 1,162,000 shares of Common Stock he beneficially owns.

(c)           Tomlinson entered into a Stock Purchase Agreement with the Issuer dated February 8, 2005, pursuant to which the Issuer purchased from Tomlinson in a privately negotiated transaction that was effective as of February 9, 2005, 3,000,000 shares of Common Stock at a price of $0.50 per share.  The terms of this purchase are set forth in the Stock Purchase Agreement between Tomlinson and the Issuer dated February 8, 2005 which is incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 10, 2005.  The shares of Common Stock that were purchased by the Issuer pursuant to the Stock Purchase Agreement were transferred into treasury of the Issuer.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under the subheading “Regulations of PDP” in Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The Regulations of PDP govern the management of PDP and provide for the sharing ratios and the net profits interest between Boswell and Schiller.  The Regulations also govern the distribution of any property of PDP among its members.  Schiller, as the managing member of PDP, is authorized under the Regulations of PDP to vote and dispose of the shares of Common Stock of PDP.  Boswell and Schiller, however, have a general understanding that voting and dispositive control over the shares of Common Stock owned by PDP will be exercised according to Boswell’s and Schiller’s ownership interests in PDP.

Item 6 of the Original Schedule 13D is hereby amended by adding the following immediately before the last paragraph of such item:

Stock Purchase Agreement

The description of the Stock Purchase Agreement between Tomlinson and the Issuer set forth in “Item 4: Purpose of Transaction” is incorporated herein by reference.  As a result of Tomlinson’s sale of 3,000,000 shares of Common Stock back to the Issuer, Tomlinson currently beneficially owns 3,709,915 shares of Common Stock, representing 17.3% of the Issuer’s outstanding Common Stock.

Item 7.	Material to Be Filed as Exhibits

2.1                                 Agreement and Plan of Reorganization dated as of July 14, 2004, among MedXLink Corp., PDTI Acquisition Corp., Dean Becker, Particle Drilling Technologies, Inc., ProDril Partners LLC and Thomas E. Hardisty (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 14, 2004).

2.2                                 Amendment No. 1 to the Agreement and Plan of Reorganization dated January 10, 2005, by and among MedXLink Corp., a Nevada corporation, PDTI Acquisition Corp., a Delaware corporation, Dean Becker, Particle Drilling Technologies, Inc., a Delaware corporation, ProDril Partners LLC, a Texas limited liability company, and Thomas E. Hardisty (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2005).

10.1                           Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005).

10.2                           Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2005).

10.3                           Stock Purchase Agreement, dated as of February 8, 2005, by and between Particle Drilling Technologies, Inc. and Prentis B. Tomlinson, Jr. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 10, 2005).

99.1                           Agreement among Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 24, 2005).

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: February 21, 2005	PARTICLE DRILLING PARTNERS, L.L.C.

	By:	/s/ JOHN D. SCHILLER
John D. Schiller
Managing Member

Dated: February 22, 2005		/s/ PRENTIS B. TOMLINSON
Prentis B. Tomlinson

Dated: February 21, 2005		/s/ J. CHRIS BOSWELL
J. Chris Boswell

Dated: February 21, 2005		/s/ JOHN D. SCHILLER
John D. Schiller

Dated: February 21, 2005		/s/ THOMAS E. HARDISTY
Thomas E. Hardisty